UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-86706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPS Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E.52nd St, Suite 5001
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Tarleton (212) 441-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG - CPAs
(Name – *if individual, state last, first, middle name*)

76 N. Walnut St (Address) Ridgewood (City) NJ (State) 07450 (Zip Code)

CHECK ONE:



- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Tarleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPS Capital LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

HOWARD MALZBERG
NOTARY PUBLIC STATE OF NEW YORK
NO. 01MA4913510
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES NOVEMBER 23, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LPS Capital LLC

Financial Statements

December 31, 2020

LPS Capital LLC
Index to the Financial Statements
December 31, 2020

Page(s)

Report of Independent Registered Public Accounting Firm   1-2

Financial Statements

Statement of Financial Condition   3

Statement of Operations   4

Statement of Changes in Member's Equity   5

Statement of Changes in Subordinated Borrowings   6

Statement of Cash Flows   7

Notes to Financial Statements   8-16

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and
    Exchange Commission and Reconciliation with Company's Computation   17

Schedule II - Computation for Determination of Reserve Requirements
    Under Rule 15c3-3   18

Schedule III - Information Relating to Possession or Control Requirements
    Under Rule 15c3-3   19

Schedule IV - Exemption Report Under Rule 17a-5 of the Securities and
    Exchange Commission   20

Review Report of Independent Registered Public Accounting Firm   21

Report on Applying Agreed-Upon Procedures Related to SIPC
    Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)   22-23

Report on Internal Control Required by CFTC Regulation 1.16   24-25

Form SIPC-7



BDG -CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LPS Capital LLC as of December 31, 2020, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LPS Capital LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LPS Capital LLC's management. Our responsibility is to express an opinion on LPS Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LPS Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Index to the Financial Statements has been subjected to audit procedures performed in conjunction with the audit of LPS Capital LLC's financial statements. The supplemental information is the responsibility of LPS Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as LPS Capital LLC's auditor since 2014.

BDG-CPAs, PC
Ridgewood, NJ
March 1, 2021

LPS Capital LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	1,257,568
Deposits with clearing organizations (cash of $2,535,805)		2,535,805
Receivables from broker-dealers and clearing organizations		378,588
Receivables from non-customers (net of allowance of $100,000)		374,212
Receivable from related party		2,158
Prepaid expenses and other assets		122,955
Total assets	$	4,671,286

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,780,717
Payable to broker-dealers and clearing organizations		305,753
Economic Injury Disaster Loan payable (see Note 11)		159,900
Due to related party		24,086
Income taxes payable		25,000
		2,295,456
Commitments, contingencies and guarantees		
Subordinated borrowings		1,100,000
Total liabilities		3,395,456
Member's equity		1,275,830
Total liabilities and member's equity	$	4,671,286

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Operations
For the year ended December 31, 2020

Revenues

Commissions revenue	$	1,764,683
Trading gains or losses, net		18,003,914
Commodities revenue		369,776
Fees earned		187,922
Contribution revenue (see Note 11)		1,085,890
Total revenues		21,412,185

Expenses

Employee compensation and benefits	14,689,404
Clearing and execution expenses	1,011,499
Communications and data processing	2,204,969
Rent expense	373,318
Regulatory fees and expenses	178,414
Interest expense	11,000
Other expenses	1,092,886
Total expenses	19,561,490

Net income before income taxes		1,850,695
Income tax expense		34,474
Net Income	$	1,816,221

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

Beginning Member's Equity	$	1,209,609
Member distributions		(1,750,000)
Net income		1,816,221
Ending Member's Equity	$	1,275,830

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2020

Subordinated borrowings at January 1, 2020	$	1,100,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
Subordinated borrowings at December 31, 2020	$	1,100,000

The accompaying notes are an integral part of the finanical statements.

LPS Capital LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities		
Net income	$	1,816,221
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Deposits with clearing organizations		(368,951)
Receivables from broker-dealers and clearing organizations		29,843
Receivables from non-customers, net		9,030
Receivable from related party		1,288
Prepaid expenses and other assets		(5,781)
Accounts payable and accrued expenses		378,163
Payable to broker-dealers and clearing organizations		26,751
Due to related parties		(11,215)
Income taxes payable		6,505
Total adjustments		65,633
Net cash provided by operating activities		1,881,854
Net cash flows from investing activities		-
Cash flows from financing activities		
Member distributions		(1,750,000)
Proceeds from Economic Injury Disaster Loan		159,900
Net cash used by financing activities		(1,590,100)
Net increase in cash		291,754
Cash, beginning of year		965,814
Cash, end of year	$	1,257,568
Cash paid during the year for:		
Interest	$	11,000
Income taxes		27,970

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

Effective May 8, 2017, LPS Partners Inc., incorporated on June 24, 2010 under the laws of the State of California, was converted to LPS Capital LLC, a California single-member Limited Liability Company, (the "Company") through an exchange of Company shares for Membership units. For financial statement reporting, assets and liabilities transferred to the limited liability company were recorded at the predecessor corporation's historical cost basis.

The Company is a broker-dealer registered with the SEC since March 12, 2012 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC) and National Futures Association (NFA) on April 23, 2015. The Company is wholly owned by LPS Partners LLC (the "Parent"), a New York domiciled limited liability company.

Note 2 – Summary of Significant Accounting Policies

ASC 606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

ASC 842 Leases

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) ("ASC 842"). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. It is effective for public business entities for annual reporting periods beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The new guidance provided by ASC 842 did not materially impact the Company's financial or regulatory capital. The lease is not in the name of the Company, but is in the name of the Parent. An expense sharing agreement has been established as described in Note 4 below.

Note 2 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2020 and has determined that an allowance for doubtful accounts in the amount of $100,000 is required.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 4 – Related Party Transactions

The Company rents office space from LPS Partners LLC. Rent expense paid by LPS Partners LLC on behalf of the Company for the year ended December 31, 2020 amounted to approximately $309,000.

LPS Partners LLC bears expenses on account of the Company relating to insurance, telecommunications, and other operating expenses. The Company is invoiced for its portion of the expense monthly. During the year ended December 31, 2020, insurance expenses of approximately $863,000 and communications, computer, and data processing expenses of approximately $248,000 were charged by LPS Partners LLC to the Company. In addition, during the year ended December 31, 2020, other operating expenses of approximately $13,000 were charged by LPS Partners LLC to the Company.

The Company paid a Management Fee to LPS Partners LLC in the amount of $540,000 during the year ended December 31, 2020.

As of December 31, 2020, $24,086 was owed by the Company to LPS Partners LLC. This balance includes $917 of accrued interest on the Company's subordinated borrowings with LPS Partners LLC. Furthermore, as of December 31, 2020, $2,158 was due to the Company from an affiliate with common ownership.

See Note 8 regarding the Company's subordinated borrowings with LPS Partners LLC.

Note 5 – Income Taxes

LPS Partners Inc. elected to convert from a California Corporation into a California Limited Liability Company (LLC) effective May 8, 2017 at this time changing their name to LPS Capital LLC. A final corporate tax return was filed, and the Company is included in the consolidated federal, state and local tax returns filed by its Parent for the activity starting May 9, 2017 going forward.

The components of the income tax provision from continuing operations for the year ended December 31, 2020 are summarized as follows:

Current income tax expense	
Federal	$ -
State and local	34,474
Total	$ 34,474

The current tax payable is $25,000 at December 31, 2020.

Note 5 – Income Taxes (continued)

Since the Company will be included with its Parent and taxed as a partnership for the year ended December 31, 2020, there is only a provision of the local tax, New York City Unincorporated Business Tax and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent's members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is not currently under any examination by federal or state tax authorities. Generally, the Company's tax returns remain open for three years for income tax examination.

Note 6 – Concentrations of Credit Risk

The Company clears all securities transactions through other broker-dealers on a fully disclosed basis. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the settlement, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to non-performance by its customers.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The Company seeks to control the risk associated within non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

The Company seeks to minimize risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company's cash and securities owned that are held at its clearing brokers are subject to the credit risks of the clearing brokers.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $1,732,461 which was $1,579,431 in excess of its required net capital.   The Company's percentage of aggregate indebtedness to net capital as of December 31, 2020 was 132.50%.

Note 8 – Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2020 are as follows:

Subordinated note, 1 percent, due May 23, 2021 $1,100,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings at December 31, 2020 is $1,100,000.

Note 9 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Note 9 – Guarantees (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 – Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes riskless principal transactions, commission income, commodities principal transactions and other fees earned. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 10 – Revenue From Contracts With Customers (continued)

Trading Gains or Losses

Riskless Principal Transactions: The Company executes client trades on a riskless principal basis, acting as a contra-broker to the customer's trade. As a riskless principal trader, the Company executes simultaneous buys and sells, adding a "mark-up" to collect compensation. This compensation and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Trading gains or losses, net	
Riskless principal transaction	$ 18,003,914
Total trading gains or losses, net	18,003,914
Commissions	
Brokerage commissions	1,764,683
Total commissions revenue	1,764,683
Commodities trading gains or losses	
Principal transactions	369,776
Total commodities revenue	369,776
Consulting fees	187,992
Total consulting fees	187,992
Total revenue from contracts with customers	$ 20,326,365

Note 11 – Paycheck Protection Program Loan, Economic Injury Disaster Loan, and Economic Uncertainty Related to COVID-19

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. As of December 31, 2020, the Company had sufficient liquidity to continue operations into the foreseeable future.

In May 2020, the Company was granted a loan in the amount of $1,085,890 administered by a Small Business Administration ("SBA") approved partner pursuant to the Paycheck Protection Program ("PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is uncollateralized and is fully guaranteed by the Federal government. The Company will be required to repay any remaining balance, plus interest accrued at 1% per annum, in monthly payments beginning seven months from the date of the note, and the note is due two years from the date of the note.

The Company is eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The Company has initially recorded the loan as a refundable advance and records the forgiveness in accordance with guidance for conditional contributions; that is, when the requirements are substantially met or when such conditions are explicitly waived. Proceeds from the loan are eligible for forgiveness if the Company maintains required employment levels during its 24-week covered period and uses the funds for certain payroll, rent, and utility expenses. During the year ended December 31, 2020, the Company utilized the refundable advance funds in their entirety and expects the loan to be forgiven in full. Accordingly, contribution revenue in the amount of $1,085,890 has been recognized for the year ended December 31, 2020.

In April 2020, the Company was granted an Economic Injury Disaster Loan ("EIDL") administered by SBA. The Company received a $10,000 advance on the EIDL in April 2020 and received the balance of $149,900 in July 2020. The loan is collateralized by the assets of the Company and accrues interest at 3.75% per annum. The term of the loan is 30 years, and the Company is required to begin repayment on the loan in monthly installments beginning one year from the date of issuance.

Note 12 – Subsequent Events

The Company has evaluated subsequent events through March 1, 2021, the date which the financial statements were available to be issued.

Schedule I

LPS Capital LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Total member's equity qualified for net capital	$	1,275,830
Subordinated borrowings allowable in computation of net capital		1,100,000
Total capital and allowable subordinated liabilities		2,375,830
Total non-allowable assets		(643,369)
Net capital before haircuts on securities positions		1,732,461
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f))		-
Net capital	$	1,732,461
Total Aggregate Indebtedness:		2,295,456
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	153,030
Minimum dollar net capital requirement:	$	100,000
Excess net capital (net capital less minimum dollar capital requirement)	$	1,579,431
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	1,502,915
Percentage of aggregate indebtedness to net capital		132.50%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's Part II FOCUS Report (unaudited)	$	1,732,461
Audit adjustments		-
Net capital per the preceding	$	1,732,461

There are no material differences between the preceding computation and the Company's
corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020

LPS Capital LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2020

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Report of Independent Registered Public Accounting Firm.

LPS Capital LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2020

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Report of Independent Registered Public Accounting Firm.



LPS Capital LLC

150 E.52ⁿᵈ St, Suite 5001
New York, NY 10022
(212) 441-3800

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, LPS Capital LLC (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception.

LPS Capital LLC

I, __John Tarleton_, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.



By:

Title:___President_____

Date:___03/01/2021_____



A PROFESSIONAL CORPORATION

Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LPS Capital LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
March 1, 2021


76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
LPS Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by LPS Capital LLC and the SIPC, solely to assist you and SIPC in evaluating LPS Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. LPS Capital LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on LPS Capital LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of LPS Capital LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



BDG-CPAs, PC
Ridgewood, NJ
March 1, 2021



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of LPS Capital LLC:

In planning and performing our audit of the financial statements of LPS Capital LLC (the Company) as of December 31, 2020 and for the year then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purpose in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.



BDG-CPAs

BDG-CPAs
Ridgewood, NJ
March 1, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68706 FINRA DEC
LPS Capital LLC
150 E 52nd St. STE 5001
New York, NY 10022-6017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Tarleton 212-441-3810

WORKING COPY

2. A. General Assessment (item 2e from page 2) $28,625

B. Less payment made with SIPC-6 filed (**exclude interest**) (15,198)
7-24-2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,427

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $13,427

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ ACH ☑
Total (must be same as F above) $13,427

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LPS Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 2021.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020
and ending 12/31/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $21,412,185

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.   369,776

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   872,634

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

PPP Loan Forgiven as of 12-31-2020   1,086,657

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   0

       Total deductions   2,329,067

2d. SIPC Net Operating Revenues $19,083,118

2e. General Assessment @ .0015 $28,625

(to page 1, line 2.A.)

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